Lloyd H. Spencer Partner T 202-585-8303 lspencer@nixonpeabody.com 799 9th Street NW Suite 500 Washington, DC 20001 202-585-8000

November 30, 2017

BY EDGAR

Mr. Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Eagle Bancorp Montana, Inc.
Form S-4
File No. 333-221456

Dear Mr. Envall:

On behalf of our client, Eagle Bancorp Montana, Inc. (“Eagle Bancorp”), in connection with Eagle Bancorp’s Form S-4 Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2017, we provide the information below in response to the staff’s comment regarding Eagle Bancorp’s Form S-3 eligibility.

Instruction B to Form S-4 permits a registrant to utilize Items 10 and 11 of Form S-4 if the registrant meets the requirements of General Instruction I.A of Form S-3 and the aggregate market value requirement of General Instruction I.B.1 of Form S-3. With regard to General Instruction I.A., Eagle Bancorp (i) was organized under Delaware law and its principal operations are in Montana, (ii) has common stock registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (iii) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 12 calendar months immediately preceding the filing of the Form S-4, and has filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of the Form S-4; (iv) has not nor has any of its subsidiaries since December 31, 2016: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted on any installment or installments on indebtedness for borrowed money, or on any rental on one or more long term leases, which defaults in the aggregate are material to its financial position and its consolidated and unconsolidated subsidiaries, taken as a whole; and (v) has filed with the Commission all required electronic filings, and submitted electronically to the Commission and posted on its corporate Web site all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the 12 calendar months and any portion of a month immediately preceding the filing of the Form S-4.

Mr. Eric Envall November 30, 2017 Page 2

With regard to the aggregate market value requirement of General Instruction I.B., Eagle Bancorp, as of November 8, 2017, had 4,576,593 shares of common stock held by non-affiliates and the closing price of the common stock was $19.90 per share. Therefore, the aggregate market value of the common equity held by non-affiliates was $91.1 million as of November 8, 2017, which exceeded the $75 million requirement. On October 13, 2017, Eagle Bancorp closed an underwritten public offering, including the exercise in full by the underwriters of their option to purchase additional shares, of an aggregate of 1,189,041 shares of common stock. As a result of this offering, the aggregate market value of the common equity held by non-affiliates was increased from the $65.1 million reported in Eagle Bancorp’s final prospectus filed with the Commission on October 12, 2017.

If you have any questions regarding this submission, please feel free to contact the undersigned (tel. no. 202-585-8303).

Very truly yours,

/s/ Lloyd H. Spencer

Lloyd H. Spencer

Enclosure

cc:	Mr. Peter J. Johnson, Eagle Bancorp Montana, Inc.
Raymond J. Gustini, Esq., Nixon Peabody LLP
Philip K. Smith, Esq., Gerrish Smith Tuck